
POST-MONEY VALUATION CAP
SIMPLE AGREEMENT FOR FUTURE EQUITY


THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

THIS Post-Money Valuation Cap Simple Agreement for Future Equity (this "SAFE") is entered into on _____[Date of Safe] between Old Glory Studios, Inc, a North Carolina corporation (the "Company") and _____[Investor Name] (the "Investor").

WHEREAS, Company requires funds for expansion of Company; and

WHEREAS, Investor desires to provide funds to Company in exchange for the right to certain membership shares in the Company; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Definitions

These capitalized terms shall be defined as follows:

a. "**Change of Control**" means:

   i. the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;
   ii. any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the Company's Shares immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or
   iii. a sale, lease or other disposition of all or substantially all of the assets of the Company.

b. "**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and:

   i. includes all shares of Shares issued and outstanding; and
   ii. includes all Converting Securities.

c. "**Converting Securities**" includes this SAFE and other convertible securities issued by the Company, including but not limited to:

   i. other Safes;
   ii. convertible promissory notes and other convertible debt instruments; and
   iii. convertible securities that have the right to convert into Shares.

d. "**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the

Company with the SEC that registers shares of the Company for resale, as approved by the Company. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

e. "**Dissolution Event**" means:

  i. a voluntary termination of operations,
  ii. a general assignment for the benefit of the Company's creditors or
  iii. any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

f. "**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

g. "**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

h. "**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and:

  i. includes all shares of Shares issued and outstanding; and
  ii. includes all Converting Securities, other than any SAFES and other convertible securities where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments.

i. "**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

j. "**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

k. "**Proceeds**" means cash and other assets (including without limitation share consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

l. "**Safe**" means an instrument containing a future right to shares of Shares, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

m. "**Shares**" means the membership shares of the Company.

n. "**SAFE Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

o. The "**Post-Money Valuation Cap**" is $10,000,000.

2. Payment of Funds by Investor

Investor shall pay to Company $[_____] (the "Purchase Amount") on or about [Date]. Payment shall be made by _____(check/ACH).

3. Termination of this SAFE

The Company shall retain the Purchase Amount until this SAFE is terminated. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of the issuance of Shares to the Investor pursuant to the automatic conversion of this SAFE under Section 3(a) or the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 3(b) or Section 3(c).

a. **Equity Financing**. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of:

   i. the number of Shares equal to the Purchase Amount divided by the lowest price per share of the Shares sold in the Equity Financing; or
   ii. the number of Shares equal to the Purchase Amount divided by the SAFE Price.

   In connection with the automatic conversion of this SAFE into Shares, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing with customary representations and warranties and transfer restrictions, and having the same terms as those agreements entered into by the investors purchasing Shares in the Equity Financing.

   Investor understands that the terms of the Equity Financing have yet to be determined and will not be negotiable.

b. **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 3(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Shares equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

   Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its members/Manager in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro-rata basis to all members who have equal priority to the Investor under Section 3(d).

c. **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 3(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

d. **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like Investor already owns the Shares. The Investor's right to receive its Cash-Out Amount is:

   i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Shares); and
   ii. On par with payments for other SAFEs and/or Shares, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Shares, the

applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Shares in proportion to the full payments that would otherwise be due.

4. **Company Representations**

The Company hereby represents and warrants to Investor, as of the date this SAFE was executed, as follows:

a. The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)).

c. This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

d. To its knowledge, the Company is not in violation of its current certificate of incorporation or operating agreement, any material statute, rule or regulation applicable to the Company or any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

e. The performance and consummation of the transactions contemplated by this SAFE do not and will not violate any material judgment, statute, rule or regulation applicable to the Compan, result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound, or result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

5. **Investor Representations**

The Investor hereby represents and warrants to Company, as of the date this SAFE was executed, as follows:

a. The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. The Investor has been advised that this SAFE and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

c. The Investor is purchasing this SAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

d. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition, and is able to bear the economic risk of such investment for an indefinite period of time.

e. Investor makes the following certifications:

☐ "By checking this box, I, the Investor, acknowledge that I have reviewed the Company's Form C and Offering Materials, as well as the educational materials provided on the Funding Portal, understood the risks that come with investing in issuing companies on the Funding Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Funding Portal does not offer any investment advice or suggestions."

☐ "By checking this box, I, the Investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the Offering Deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."

☐ "By checking this box, I, the Investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Funding Portal's educational materials."

☐ "By checking this box, I, the Investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Funding Portal."

5. Miscellaneous

a. This SAFE may be amended, waived, or modified by written consent of the Parties.

b. Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

c. The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Shares for any purpose, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Member or rights to vote, or to give or withhold consent to any corporate action or to receive notice of meetings, until Shares have been issued on the terms described in Section 3.

d. Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either Party without the prior written consent of the other; provided, however, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

e. In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal, or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

f.   All rights and obligations hereunder will be governed by the laws of the State of North Carolina, without regard to the conflicts of law provisions of such jurisdiction.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

Old Glory Studios, Inc

By:
      Lewis Manalo
      Chief Executive Officer

Address:

Email:

INVESTOR:

By:
Name:
Title:

Address:

Email: